Filed Pursuant to Rule 424(b)
                                                   Registration No. 333-67707

                              1,901,005 Shares

                              ACTIVISION, INC.

                                Common Stock

                            ____________________

     The stockholders of Activision, Inc. listed in this prospectus under the section entitled "Selling Stockholders" are offering and selling up to 1,901,005 shares of Activision's common stock under this prospectus.

     The shares of Activision's common stock being offered hereby were issued to the selling stockholders in connection with (i) Activision's acquisition on September 29, 1998 of CD-Contact Data GmbH, a European entertainment software distributor, and (ii) Activision's acquisition on June 13, 1997 of Take Us! Marketing and Consulting GmbH, a German localization and marketing company. The selling stockholders were all of the stockholders of CD-Contact and Take Us!, respectively.

     Activision will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.

     Activision's common stock is traded in the NASDAQ National Market System under the symbol "ATVI." On January 5, 1999, the last sale price for the common stock as reported on the NASDAQ National Market System was $10.8125 per share.

          No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by Activision. Normal brokerage commissions, discounts and fees will be payable by the selling stockholders.

          For a discussion of certain matters that should be considered by prospective investors, see "Risk Factors" starting on page 2 of this Prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock offered or sold under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

              The date of this Prospectus is January 12, 1999.

                                RISK FACTORS

     Before purchasing any of the shares of Common Stock being offered, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus or incorporated by reference into it.

     Certain statements included or incorporated by reference into this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include the various matters described herein under "Risk Factors" and various other factors described in the Company's other filings with the Commission.

Fluctuations in Quarterly Results; Future Operating Results Uncertain;
Seasonality

     Activision, Inc. (the "Company") has experienced and expects to continue to experience significant fluctuations in its quarterly results. A variety of factors influence the Company's revenues in a particular quarter, many of which are not under the Company's control. Such factors include, among others:

-    demand for the Company's products and those of its competitors;
- the size and rate of growth of the interactive entertainment software market;
- development and promotional expenses relating to the introduction of new products;
-    changes in computing platforms;
-    product returns;
-    the timing of orders from major customers;
-    delays in shipment;
-    the level of price competition;
-    the timing of product introduction by the Company and its competitors;
-    product life cycles;
-    software defects and other product quality problems;
-    the level of the Company's international revenues; and
-    personnel changes.

Products are generally shipped as orders are received, and as a result, the Company operates with little or no backlog. Net revenues in any quarter depend largely on orders booked and shipped in that quarter.

     The Company's expenses are based in part on the Company's product development and marketing budgets. Many of the costs incurred by the Company to produce and sell its products are expensed as such costs are incurred, which is often before a product is released. In addition, a large portion of the Company's expenses are fixed. As the Company increases its production and sales activities, current expenses will increase and, if sales from previously released products are below expectations, net income is likely to be disproportionately affected.

     Due to all of these factors, revenues and operating results for any future quarter are not predictable with any significant degree of accuracy. Accordingly, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

     The Company's business has experienced significant seasonality, in part due to consumer buying patterns. Net revenues typically are significantly higher during the fourth calendar quarter, due primarily to the increased demand for consumer software during the year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. The Company expects its net revenues and operating results to continue to reflect significant seasonality.

Dependence On New Product Development; Product Delays

     The Company's future success depends in part on the timely introduction of successful new products to replace declining revenues from older products. If, for any reason, revenues from new products were to fail to replace declining revenues from older products, the Company's business, operating results and financial condition would be materially and adversely affected. In addition, the Company believes that the competitive factors in the interactive entertainment software marketplace create the need for higher quality, distinctive products that incorporate increasingly sophisticated effects. Market factors also require the Company to support product releases with increased marketing. As a result, development, acquisition and marketing costs are increasing and will likely continue to increase in the future.

     The lack of market acceptance or significant delay in the introduction of, or the presence of a defect in, one or more products could have a material adverse effect on the Company's business, operating results and financial condition, particularly in view of the seasonality of the Company's business. Further, because a large portion of a product's revenue generally is associated with initial shipments, the delay of a product introduction expected near the end of a fiscal quarter may have a material adverse effect on operating results for that quarter.

     In the past, the Company has experienced significant delays in the introduction of certain new products. The timing and success of interactive entertainment products remain unpredictable due to the complexity of product development, including the uncertainty associated with technological developments. Although the Company has implemented substantial development controls, there likely will be delays in developing and introducing new products in the future. There can be no assurance that new products will be introduced on schedule, or at all, or that they will achieve market acceptance or generate significant revenues.

Reliance on Third Party Developers and Independent Contractors

     The percentage of products published by the Company that are developed by independent third party developers has increased over the last several fiscal years. From time to time, the Company also uses independent contractors for certain aspects of internal product development and production. The Company has less control over the scheduling and the quality of work by independent contractors and third party developers than that of its own employees. A delay in the work performed by independent contractors and third party developers or poor quality of such work may result in product delays. Although the Company intends to continue to rely in part on products that are developed primarily by its own employees, the Company's ability to grow its business and its future operating results will depend, in significant part, on the Company's ability to form and maintain relationships with skilled independent contractors and third party developers. There can be no assurance that the Company will be able to establish or maintain such relationships.

Uncertainty of Market Acceptance; Short Product Life Cycles

     The market for entertainment systems and software has been characterized by shifts in consumer preferences and short product life cycles. Consumer preferences for entertainment software products are difficult to predict and few entertainment software products achieve sustained market acceptance. There can be no assurance that new products introduced by the Company will achieve any significant degree of market acceptance, that consumer acceptance will be sustained for any significant period, or that product life cycles will be sufficient to permit the Company to recover development, marketing and other associated costs. In addition, if market acceptance is not achieved, the Company could be forced to accept substantial product returns to maintain its relationships with retailers and its access to distribution channels. Failure of new products to achieve or sustain market acceptance, or product returns in excess of the Company's expectations, may have a material adverse effect on the Company's business, operating results and financial condition.

Product Concentration; Dependence On Hit Products

     A key aspect of the Company's strategy is to focus its development and acquisition efforts on selected, high quality entertainment software products. The Company derives a significant portion of its revenues from a select number of high quality entertainment software products released each year, and many of these products have substantial production or acquisition costs and marketing budgets. During the 1997 fiscal year, two titles accounted for approximately 23% and 16%, respectively, of the Company's consolidated net revenues. During the 1998 fiscal year, one other title accounted for approximately 12% of the Company's consolidated net revenues. The Company expects that a limited number of products will continue to produce a disproportionate amount of revenues. Due to this dependence on a limited number of products, the failure of one or more of the Company's principal new releases to achieve anticipated results may have a material adverse effect on the Company's business, operating results and financial condition.

     Another key aspect of the Company's strategy is to develop and release products that have franchise value, so that sequels, enhancements and add-on products can be released over time. This extends the life of the product in the market. While the focus on franchise properties, if successful, results in extending product life cycles, it also results in the Company depending on a limited number of titles for its revenues. There can be no assurance that the Company's existing franchise titles can continue to be exploited as successfully as in the past. In addition, new products that the Company believes will have potential value as franchise properties may not achieve market acceptance and therefore may not be a basis for future releases.

Changes in Technology and Industry Standards

     The consumer software industry is undergoing rapid changes, including evolving industry standards, frequent new platform introductions and changes in consumer requirements and preferences. The introduction of new technologies, including operating systems such as Microsoft's Windows 98, technologies that support multi-player games, and new media formats such as on-line delivery and digital video disks ("DVD"), could render the Company's previously released products obsolete or unmarketable. The development cycle for products utilizing new operating systems, microprocessors or formats may be significantly longer than the Company's current development cycle for products using existing operating systems, microprocessors and formats. In addition, the development of such products may require the Company to invest resources in products that may not become profitable. There can be no assurance that the mix of the Company's future product offerings will keep pace with technological changes or satisfy evolving consumer preferences. There can also be no assurance that the Company will be successful in developing and marketing products for any future operating system or format. Failure to develop and introduce new products and product enhancements in a timely fashion could result in significant product returns and inventory becoming obsolete and could have a material adverse effect on the Company's business, operating results and financial condition.

Limited Protection of Intellectual Property and Proprietary Rights; Risk of Litigation

     The Company holds copyrights on its products, manuals, advertising and other materials and maintains trademark rights in the Company name, the Activision logo, and the names of products owned by the Company. The Company regards its software as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. If the Company is unable to maintain the proprietary nature of its products and other materials through such methods of protection, the Company's business, operating results and financial conditions could be materially adversely affected. Unauthorized copying is common within the software industry, and if a significant amount of unauthorized copying of the Company's products were to occur, the Company's business, operating results and financial condition could be adversely effected.

     Although the Company believes that its products do not infringe on any existing proprietary rights of others, third parties could nonetheless assert infringement claims against the Company in the future with respect to current or future products. As is common in the industry, from time to time the Company receives notices from third parties claiming infringement of intellectual property rights of such parties. The Company investigates these claims and responds as it deems appropriate. Any claims or litigation, with or without merit, could be costly and could divert management's attention, which could have a material adverse effect on the Company's business, operating results and financial condition. Adverse determinations in such claims or litigation could also have a material adverse effect on the Company's business, operating results and financial condition.

     Policing unauthorized use of the Company's products is difficult. While the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a continuing problem. In selling its products, the Company relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. Further, the Company enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be useless in such countries.

Risk of Software Errors and Defects

     Software products such as those offered by the Company frequently contain errors or defects. Despite extensive product testing, in the past the Company has released products with defects and has discovered software errors in certain of its products after their introduction. In particular, personal computer ("PC") hardware is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for errors very difficult and time-consuming. Despite testing by the Company, errors could nonetheless be found in new products or releases after product shipments begin. Such errors may result in a loss of or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results and financial condition.

Industry Competition; Competition For Shelf Space

     The interactive entertainment software industry is highly competitive. Competition in the industry is principally based on the following factors:

-    product quality and features;
-    the compatibility of products with popular platforms;
-    company or product line brand name recognition;
-    access to distribution channels;
-    marketing effectiveness;
-    reliability and ease of use of product; and
-    price and technical support.

Significant financial resources also have become a competitive factor in the entertainment software industry, principally due to the substantial cost of product development and marketing that is required to support best-selling titles. In addition, competitors with broad product lines and popular titles typically have greater leverage with distributors and other customers who may be willing to promote titles with less consumer appeal in return for access to such competitor's most popular titles. The Company's competitors range from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than those of the Company.

     As competition increases, significant price competition, increased production costs and reduced profit margins may result. Prolonged price competition or reduced demand would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition.

     Retailers typically have a limited amount of shelf space causing intense competition among entertainment software producers for adequate levels of shelf space and promotional support from retailers. As the number of entertainment software products increases, the competition for shelf space intensifies, resulting in greater leverage for retailers and distributors in negotiating terms of sale, including price discounts and product return policies. The Company's products constitute a relatively small percentage of a retailer's sale volume, and there can be no assurance that retailers will continue to purchase the Company's products or promote the Company's products with adequate levels of shelf space and promotional support.

Dependence on Distributors and Retailers; Risk of Customer Business Failure; Product Returns

     Certain mass market retailers have established exclusive buying relationships in which the retailers will buy consumer software only from one intermediary. Where this is the case, the price or other terms on which the Company sells to such retailers may be adversely effected by the terms imposed by the intermediary, or the Company may be unable to sell to such retailers on terms which the Company deems acceptable. The loss of, or significant reduction in sales attributable to, any of the Company's principal distributors or retailers could materially adversely effect the Company's business, operating results and financial condition.

     Retailers in the computer industry have from time to time experienced significant fluctuations in their businesses and there have been a number of business failures among these entities. The insolvency or business failure of any significant retailer or other wholesale purchaser of the Company's products could have a material adverse effect on the Company's business, operating results and financial condition. Sales to customers are typically made on credit, with terms that vary depending upon the customer and the nature of the product. The Company does not hold collateral to secure payment. Although the Company has obtained insurance to protect against any bankruptcy filings that may be made by its customers, this insurance contains a significant deductible as well as a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, the Company maintains a reserve for uncollectible receivables that it believes to be adequate, but which may not be sufficient in every circumstance. Thus, a payment default by a significant customer could have a material adverse effect on the Company's business, operating results and financial condition.

     Additionally, the Company is exposed to the risk of product returns from retailers and other wholesale purchasers. Although the Company provides reserves for returns that it believes are adequate, and although the Company's agreements with certain of its customers place certain limits on product returns, the Company could be forced to accept substantial product returns to maintain its relationships with retailers and its access to distribution channels. Product returns that exceed the Company's reserves could have a material adverse effect on the Company's business, operating results and financial condition.

Dependence on Key Personnel

     The Company's success depends to a significant extent on the performance and continued service of its senior management and certain key employees. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Specifically, the Company may experience increased costs in order to attract and retain skilled employees. The Company's failure to attract or retain qualified employees could have a material adverse effect on the Company's business, operating results and financial condition. Although the Company enters into term employment agreements with many of its skilled employees and certain other key personnel, there can be no assurance that such employees will not leave the Company or compete against the Company.

Risks Associated With International Operations; Currency Fluctuations

     Historically, international sales have accounted for a significant amount of the Company's total revenues. The Company intends to continue to expand its direct and indirect sales, marketing and localization activities worldwide. Such expansion will require significant management time and attention and financial resources in order to develop adequate international sales and support channels. There can be no assurance, however, that the Company will be able to maintain or increase international market demand for its products. International sales are subject to inherent risks including, without limitation, exposure to:

-    currency fluctuations;
-    the costs of transferring and localizing products for foreign markets;
- longer receivable collection periods and greater difficulty in accounts receivable collection;
-    unexpected changes in regulatory requirements;
-    difficulties and costs of staffing and managing foreign operations; and
-    political and economic instability.

There can be no assurance that the Company will be able to sustain or increase international revenues or that the foregoing factors will not have a material adverse effect on the Company's future international revenues and, consequently, on the Company's business, operating results and financial condition. The Company currently does not engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenues from international sales and licensing and thus the Company's business, operating results and financial condition.

Risks Associated with Acquisitions

     The Company is integrating the operations of its recently acquired CentreSoft, NBG and CD-Contact subsidiaries with its previously existing European operations, and the operations of its recently acquired Head Games subsidiary with its previously existing domestic operations. This process, as well as the process of managing four significant new operations, requires substantial management time and effort and diverts the attention of management from other matters. In addition, there is a risk of loss of key employees, customers and vendors of the recently acquired operations as well as existing operations as this process is implemented. There is no assurance that the Company will be successful in integrating these operations or that, if the operations are combined, it will not adversely effect its business.

     The Company is continuing to pursue acquisitions of companies, intellectual property rights and other assets that can be purchased or licensed on acceptable terms and which the Company believes can be operated or exploited profitably. Some of these transactions could be material in size and scope. While the Company is continually searching for appropriate acquisition opportunities, there can be no assurance that the Company will be successful in identifying suitable acquisitions. If any potential acquisition opportunities are identified, there can be no assurance that the Company will be able to consummate such acquisitions or if any such acquisition does occur, that it will be successful in enhancing the Company's business or profitability. As the entertainment software business continues to consolidate, the Company faces significant competition in seeking and consummating suitable acquisitions. Future acquisitions could also divert substantial management time, could result in short term reductions in earnings or special transaction or other charges and may be difficult to integrate with existing operations or assets.

     The Company may, in the future, issue additional shares of its common stock in connection with one or more acquisitions, which may dilute its stockholders. Additionally, with respect to most of its future acquisitions, the Company's stockholders may not have an opportunity to review and evaluate or to vote on any such acquisitions.

Risk of Vendor Defections; Vendor Concentration

     The Company's recently acquired CentreSoft subsidiary performs software distribution services in the United Kingdom and, via export, in other European territories. The Company's recently acquired CD-Contact subsidiary performs software distribution services in Belgium, The Netherlands and Luxembourg. Each of CentreSoft and CD-Contact performs these services for a variety of entertainment software publishers, many of which are competitors of the Company. These services are generally performed under limited term contracts. While the Company expects to use reasonable efforts to keep these vendors, there can be no assurance that the Company will be successful in this regard. The cancellation or non-renewal of one or more of these contracts could have a material adverse effect on the Company's business, operating results and financial condition. Three of CentreSoft's vendors accounted for 38.2%, 11.8% and 11.1%, respectively, of CentreSoft's net revenues in the 1998 fiscal year. The net revenues from these vendors represented 17.9%, 5.5% and 5.2%, respectively, of total net revenues of the Company. One of CD-Contact's vendors accounted for 47.4% of CD-Contact's net revenues for the twelve month period ending March 31, 1998.

Risks Associated with the Year 2000

     The year 2000 date issue arises from the fact that many computer systems and applications currently use only two digits to identify the year in date fields. As a result, date-sensitive systems may recognize the year 2000 as 1900 or may not recognize the year 2000 at all, which could cause miscalculations or system failures. If the Company's computerized systems do not correctly recognize date information correctly in the year 2000, there could be an adverse impact on the Company's operations. The Company is assessing its computerized systems to determine their ability to correctly identify the year 2000 and is currently implementing changes to alleviate any year 2000 incapability.

     All of the products currently being shipped by the Company have been tested for year 2000 compliance and have passed these tests. In addition, all products currently in development are being tested as part of the normal quality assurance testing process and will be released fully year 2000 compliant. Although the Company's PC based products will be year 2000 compliant, if the computer systems on which the consumers use the Company's products are not year 2000 compliant, such noncompliance could affect the consumers' ability to use such products.

     The Company also is determining the extent to which its critical suppliers' operations and the products and services they provide will be year 2000 compliant and the extent to which the Company's operations may be affected by the compliance efforts of such suppliers. The Company is taking steps to assist its significant suppliers in evaluating their year 2000 compliance and minimizing any noncompliance.

      The Company anticipates that year 2000 compliance testing on substantially all of its critical systems will be completed, and corresponding changes will be made, by mid-1999. The costs incurred by the Company to date related to this testing and modification process are less than $100,000. The Company expects that the total cost of the year 2000 compliance plan will not exceed $200,000, a minor portion of the Company's total information technology budget. The total cost estimate does not include potential costs related to any systems used by the Company's customers, any third party claims, or the costs incurred by the Company when it replaces internal software and hardware in the normal course of its business.

     Based on currently available information, management does not believe that the year 2000 matters discussed above relating to the Company's internal systems or its products sold to customers will have a material adverse impact on the Company's financial condition or overall trends in results of operations; however, it is uncertain to what extent the Company may be affected by such matters. In addition, there can be no assurance that the failure of a supplier or another third party to ensure year 2000 compatibility would not have a material adverse effect on the Company.


                                 THE COMPANY


     Activision is a leading international publisher, developer and distributor of interactive entertainment software. The Company's products span a wide range of product genres, including action, adventure, strategy and simulation, and have included best selling titles such as MechWarrior 2, Vigilante 8, Hexen II, Nightmare Creatures, Heavy Gear, Dark Reign, Pitfall and Shanghai. Since its founding in 1979, the Company has published hundreds of entertainment software products for a variety of personal computer and console platforms.

     The Company currently focuses its publishing, development and distribution efforts on products designed for PCs, the Sony PlayStation console system and the Nintendo 64 console system.

     The Company's strategy includes the following elements:

     Publish high quality titles. The Company seeks to differentiate its titles through the highest quality production values and superior gaming play, supported by comprehensive trade and consumer marketing programs coordinated with product releases. Accordingly, the Company must support the development, production, acquisition and marketing of its titles with the resources necessary to create best selling products. In order to reduce the financial risks associated with the higher development and marketing budgets required to support this strategy, the Company pursues a combination of internally and externally developed titles; products based on proven technology and newer technology; and PC and console products.

     Focus on franchise properties. The Company focuses its publishing and developing activities principally on titles that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These titles can thereby serve as the basis for sequels, prequels, mission packs and other add-ons and related new titles that can be released over an extended period of time. The Company believes that the publishing and distribution of products based in large part on franchise properties will enhance revenue predictability. The Company currently is publishing products based on several franchise properties, including Quake, Hexen, Pitfall and Shanghai. The Company also has rights to several other properties that it believes may have franchise value, including Heavy Gear, Vigilante 8, Dark Reign, Battlezone, Heretic, Nightmare Creatures, Asteroids, Space Invaders and Jack Nicklaus Golf. In addition, the Company recently entered into license agreements where it acquired rights to publish software products based on well known franchises from other entertainment media, including Star Trek, Toy Story 2, Spiderman and X-Man.

     Expand direct distribution capabilities. In North America, the Company's products are sold primarily on a direct basis to major computer and software retailing organizations, consumer electronic stores and discount warehouses. In international territories, the Company's products are sold both direct to retail and through third party distribution and licensing arrangements. In order to maximize the revenues to be generated by each of its products, the Company is expanding its worldwide direct distribution capabilities. The Company believes that a dedicated internal sales force and direct distribution to retailers provide significant competitive advantages, including the ability to compete more effectively for shelf space, to create additional point-of-sale promotional opportunities, to more properly manage inventory levels, and to increase margins by eliminating third party distributors. Consistent with this strategy, the Company has concluded three acquisitions in the past twelve months in an effort to bolster its direct distribution capabilities in international markets.

     Continue to grow original equipment manufacturer ("OEM") revenues. The Company also generates significant revenue throughout the world as a result of arrangements with OEMs, in which the Company's titles are sold together with hardware or peripheral devices manufactured by the OEM. The Company believes that OEM bundle arrangements expand the distribution of its titles to a broader and more diverse audience, and it intends to continue aggressively pursuing these arrangements.

     Enhance product flow. In order to expand the Company's library of titles, intellectual property rights and talent base, the Company is actively engaged in the exploration of acquisition opportunities in the software development business. Consistent with this strategy, in June 1998 the Company acquired Head Games, an entertainment software publisher based in St. Paul, Minnesota that focuses on value priced lifestyle products, including the best selling title Cabela's Big Game Hunter. Additionally, in August 1997 the Company acquired Raven Software Corporation ("Raven"), an entertainment software developer based in Madison, Wisconsin that has created numerous best selling titles, including Heretic, Hexen: Beyond Heretic and Hexen II. In order to create a closer relationship with independent developers, the Company also from time to time makes investments and acquires minority equity interests in independent developers at the same time as it acquires publishing rights to the developers' products.

     The Company's principal executive offices are located at 3100 Ocean Park Blvd., Santa Monica, California 90405, and its telephone number is (310) 255-2000. The Company also maintains offices in the United Kingdom, France, Germany, Japan, Australia, Belgium, The Netherlands, Madison, Wisconsin and St. Paul, Minnesota. The Company's World Wide Web home page is located at http://www.activision.com.


                               USE OF PROCEEDS

     All net proceeds from the sale of the Activision shares of common stock will go to the stockholders who offer and sell their shares. Accordingly, the Company will not receive any of the proceeds from the sale of the common stock being offered hereby for the account of the selling stockholders.


                            SELLING STOCKHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of shares of Activision common stock by the selling stockholders as of January 5, 1999 and the number of shares of common stock being offered by this prospectus.


                    Beneficial Ownership of Common Stock
     Name and            Prior to the Offering               Number of
    Address of      ------------------------------------      Shares of
     Selling                                Percentage      Common Stock
  Stockholder        Number of Shares       of Class(1)     Being Offered
-----------------   ------------------    --------------    -------------

Frank d'Oleire
Am Tanneneck
40661 Meerbusch
Germany                      550,000         2.46%             550,000

Christa d'Oleire
Am Tanneneck
40661 Meerbusch
Germany                       50,000           (2)              50,000

Fiona d'Oleire
Am Tanneneck
40661 Meerbusch
Germany                      150,000           (2)             150,000

Alexa d'Oleire
Am Tanneneck
40661 Meerbusch
Germany                      150,000           (2)             150,000

Martinus J.C. Bubbert
Gasthuisstraat 48 B-II
2300 Turnhout
Belgium                      500,000         2.24%             500,000

Dennis W. Buis
Oosterveldlaan 105
2610 Wilrijk
Belgium                      500,000         2.24%             500,000

Wolfram von Eichborn
c/o Activision Germany
Gutenbergstrasse 1
Ismaning, 85737
Germany                    51,322(3)           (2)               1,005

All Selling Stockholders
  as a group               1,951,322         8.73%           1,901,005
____________
(1) Percentages are based on 22,356,673 shares of common stock that were issued and outstanding as of December 31, 1998.
(2)  Less than 1%.
(3) Includes 40,000 employee stock options issued to Mr. von Eichborn not all of which are currently exercisable.

     The Company entered into a share exchange agreement (the "Share Exchange Agreement"), dated as of September 29, 1998, with Frank d'Oleire, Christa d'Oleire, Fiona d'Oleire, Alexa d'Oleire, Martinus J.C. Bubbert and Dennis W. Buis. These individuals were the sole stockholders of CD-Contact. Pursuant to the Share Exchange Agreement, these individuals transferred all of their shares of CD-Contact to the Company in exchange for 1,900,000 shares of the Company's common stock. The former CD-Contact stockholders agreed not to sell, pledge, gift, hypothecate or otherwise dispose of the shares of Company common stock received in the transaction until the issuance by the Company of its first earnings press release containing at least thirty (30) days of combined operations of the Company and CD-Contact. The Company estimates that this restriction on the transfer of shares will lapse in late January 1999.

     In order to ensure that the representations, warranties and covenants made by the former CD-Contact stockholders under the Share Exchange Agreement are not breached, and in order to provide a source of indemnification to the Company pursuant to such agreement, each of the former CD-Contact stockholders deposited in escrow pursuant to a warranty escrow agreement ten percent (10%) of the total number of shares of Common Stock issued to such stockholder in connection with the transaction, an aggregate of 190,000 shares of Common Stock, to be held until the earlier of (i) the date on which the first audited results of the combined enterprises' financial statements is completed, (ii) September 29, 1999, or (iii) the date set forth in a joint written direction executed by the Company and the former CD-Contact stockholders. Other than such contracts, and the fact that two of the selling stockholders are employees of CD-Contact, which became a wholly owned subsidiary of the Company in September, 1998 pursuant to the Share Exchange Agreement, none of the selling stockholders has had a material relationship with the Company within the past three years.

     The Company entered into an acquisition agreement (the "Acquisition Agreement"), dated as of June 13, 1997, with Wolfram Von Eichborn. Mr. von Eichborn was the sole stockholder of Take Us! Marketing and Consulting GmbH. The 1,005 shares being offered hereunder on behalf of Mr. von Eichborn were issued to him as a result of a purchase price adjustment pursuant to the Acquisition Agreement. Other than the Acquisition Agreement, and the fact that Mr. von Eichborn is the managing director of a number of the Company's German subsidiaries, he has not had a material relationship with the Company within the past three years.


                            PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold from time to time in one or more of the following transactions, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time Selling Stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Stockholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described above.

     All expenses of registration of the Common Stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately $22,250, shall be borne by the Company. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount.

     The transfer agent for the Common Stock of the Company is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.


                                LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby have been passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York.


                                   EXPERTS

     The consolidated financial statements and financial statement schedule of the Company and its subsidiaries as of March 31, 1998 and 1997 and for each of the years in the three year period ended March 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval system at the SEC's Web site (http://www.sec.gov). The Company's Common Stock is listed on the Nasdaq National Market and copies of such reports and other information can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the SEC a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the SEC referred to above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company furnishes stockholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.


                     DOCUMENTS INCORPORATED BY REFERENCE

     The following documents which have been filed by the Company with the SEC are incorporated in this Prospectus by reference:

      1. The Company's Annual Report on Form 10-K for the year ended March 31, 1998, which contains audited consolidated balance sheets of the Company and subsidiaries as of March 31, 1998 and 1997, and related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended March 31, 1998.

     2.The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1998 and September 30, 1998.

     3. The Company's Current Reports on Form 8-K filed with the Commission on July 1, 1998 and October 8, 1998.

     4. Description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3, Registration No. 333-46425.

     5. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since March 31, 1998.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement.

     This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, other than exhibits to those documents. Requests should be directed to the Office of the Secretary, Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405 (telephone (310) 255-2000).

=============================================================================


     No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer of solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer of solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                       -------------------------------

                              TABLE OF CONTENTS
                                                                         Page
                                                                         ----

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . 13

Documents Incorporated by Reference. . . . . . . . . . . . . . . . . . . . 14


                       -------------------------------

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
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                              1,901,005 Shares



                              ACTIVISION, INC.


                                Common Stock




                             ------------------

                                 PROSPECTUS

                             ------------------


                              January 12, 1999



=============================================================================